Atento announces the successful implementation
of its financial restructuring and
unveils new business strategy leading the way to
BTO (Business Transformation Outsourcing)

•	The Restructuring Effective Date in relation to Atento’s financial restructuring implemented through a UK restructuring plan has occurred following approval by its creditors and the sanction of the English Court.

•	Following the successful funding of the Exit Financing, the Company enters a new phase with a strong focus on technology investment to further enhance CX services, along with geographic expansion.

•	Technology-driven transformation, such as AI and intelligent automation, will remain the backbone for delivering the best customer experience with a human touch.

•	The Company will continue to focus on strengthening its Nearshore, Offshore and Multilingual business, as well as increasing its presence in the US market.

Madrid, November 27, 2023. Atento Luxco 1 (“Atento” or the “Company”), one of the world's largest providers of customer relationship management and business process outsourcing (CRM/BPO) services and industry leader in Latin America, today announced its new business strategy following the successful completion of its restructuring process. Moving forward, Atento enters a new phase in its business strategy aimed at leading the way to Business Transformation Outsourcing, boosting its competitiveness in the market, and improving its growth outlook. In line with this new strategy, the Company is adopting a strong focus on technological investment for the transformation of the CX and its geographic expansion, with the employees and clients at the center.

Completion of the Restructuring

The Company today announces the occurrence of the Restructuring Effective Date on 27 November 2023 and the successful completion of its financial restructuring, implemented by way of a UK restructuring plan pursuant to Part 26A of the Companies Act 2006 (the “Restructuring Plan”). The Restructuring Plan was approved by the Company’s creditors at the creditor meetings held on 13 November 2023 with near-unanimous support from its creditors voting on the restructuring plan and was subsequently sanctioned by the English court at a sanction hearing held on 17 November 2023 in the High Court of Justice of England and Wales.

As part of the restructuring, the Company has received additional commitments of $76 million through the Exit Financing process. In addition to the $37 million already received by the Company through June 2023 to August 2023, this increases the total investment to $113 million and provides the Company with a stable financial platform to implement its new business strategy. As a result of the Restructuring Plan, the Company has converted the majority of its debt into equity resulting in an expected FY24 net leverage ratio of 0.8x EBITDA and has eliminated costs in relation to its financing to provide additional capacity to re-invest in the business.

“We’re excited to start this new phase with a strong focus on clients, people and technology. We believe that to lead the next era of CX it is key to structure intelligent, agile, and humanized services, where people must be at the heart of the interaction”, says Dimitrius Oliveira, CEO of Atento. “We are embarking on this new path more focused than ever on guaranteeing excellence, growing as a Company, expanding our geographical presence and revolutionizing the CX sector with a focus on transformation”, he adds.

The Company was advised by Sidley Austin LLP, Loyens & Loeff Luxembourg SARL and Houlihan Lokey EMEA, LLP in connection with the Restructuring Plan.

A new path to keep leading the Next Generation Customer Experience

The Company's business strategy going forward will pivot on three main pillars: (i) revenue diversification, (ii) driving operational excellence, and (iii) transformation. In relation to revenue diversification, Atento aims to drive growth in the US market, continue to invest in the multilingual offering developed in EMEA and the Spanish nearshore, and inaugurate the Philippines region as an offshore location.

At the same time, the Company will continue to explore customer acquisition opportunities and the promotion of current customers, focusing on the opportunities provided by digital CX. The Company’s service offering will also focus on evolving from Business Process Outsourcing to Business Transformation Outsourcing, where AI and automation play a key role in strengthening competitiveness and are promoted with a focus on consulting.

Driving operational efficiency based on human-tech excellence

The Company will strengthen its operational excellence by focusing on its people and customers, providing continuous improvements on employee experience that lead to employee satisfaction, and, empowering its employees with the use of tools and technologies powered by AI, analytics and automation, resulting in exceptional customer service with a human touch.

At the same time, Atento remains focused on maintaining the excellent operational performance that has attracted positive Customer Satisfaction (CSat) and Net Promoter Score (NPS) records. In this regard, the Company continues to promote existing models such as Atento Work from Home Agents (WAHA), allowing Atento to have an infrastructure prepared to work remotely at any time, providing well-being and security benefits to its employees and allowing the Company to make gains in productivity and accelerate growth.

Accelerating technology implementation: Transformation is key

Another key pillar of the Company's current strategy is the promotion of technology in all areas. From the base, the Company is promoting technology in internal processes. Additionally, Atento will promote technology in its current work with customers, by utilizing AI, RPA, bots or analytics that can automate basic transactions and enhance their transformation. Atento will also continue to launch and implement technology-driven offerings, in addition to its existing innovative technology, guided by a consultative approach to identify opportunities and accompany clients during their transformation.

In recent years, innovation has become an inherent characteristic of Atento, key to fostering internal and customer transformation and a crucial element to this new strategy. Analysts such as Frost & Sullivan and Gartner have recognized the Company’s leadership in this area in regions such as Latin America, where the Company continues to be a strong leader due to its experience in the industry, its focus on cybersecurity and its leading ESG practices in the region. Initiatives such as the innovation hub, the achievement of ISO 56002 and the constant launch of proprietary technology make a difference in the sector and endorse the Company’s trajectory on the road to continuous tech transformation.

The implementation of new technologies in services, particularly in AI and automation, have been critical to the Company’s day-to-day operations. From its application in candidate selection processes and employee training to the launch of Atena, the Company’s brand persona, these technologies lay the path to follow with customers to continue offering new technologies with the human touch at the center of the interaction.

Expectation of growth backed by expertise and trust from corporate ecosystem

In addition to expanding its presence in other markets and strengthening its position in existing markets, Atento’s financial strength allows it to continue focusing on its key clients.

Atento will continue to explore opportunities in the digital sector, with partners such as Microsoft, with whom it is already working with its Generative AI solution to guide agents in providing the best interaction.

It is expected that this new strategy will propel the Company’s key position in the market, with unique business knowledge based on experience and consultancy, evolving its service portfolio to deliver the best employee experience and continue to drive customer satisfaction in a changing technology environment.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing ("CRM BPO") services in Latin America and one of the leading providers worldwide. Atento is also one of the leading providers of nearshoring CRM BPO services for companies operating in the United States. Since 1999, the Company has developed its business model in 17 countries, employing approximately 120,000 people. Atento has more than 400 clients, offering a wide range of CRM BPO services through multiple channels. Atento's clients are mostly leading multinational companies in telecommunications, banking and financial services, healthcare, retail and public administration sectors~~.~~ In recent years the Company has been recognized for its excellence by several industry analysts across different regions, including Everest (named as a “star performer” in 2021), Gartner (recognized as leader for Customer Service BPO in Magic Quadrant since 2021), Frost & Sullivan (named as a leader in CX Outsourcing in Latin America for 2022), or Forbes (selected as one of the top 100 best companies to work in 2023 in Spain). For more information visit www.atento.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento’s current expectations and are not guarantees of future events. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those contained in the forward-looking statements. Such risks and uncertainties include, but are not limited to; Atento’s future cash requirements; competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to successfully implement its new business strategy; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission. These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.